KPMG

      Stamford Square
      3001 Summer Street
      Stamford, CT 06905

Securities and Exchange Commission
Washington, DC 20549

March 19, 1999

Ladies and Gentlemen:

We are the principal accountants for Micro Warehouse, Inc. and, under the date of February 16, 1999, we will report on the consolidated financial statements of Micro Warehouse, Inc. and subsidiaries as of and for the years ended December 31, 1998 and 1997. On March 19, 1999, we were informed that upon completion of the audit for the year ended December 31, 1998 we will not be reappointed as principal accountants for the year ended December 31, 1999. We have read Micro Warehouse's statements included under Item 4 of its Form 8-K dated March 25, 1999, and we agree with such statements, except that we are not in a position to agree or disagree with MicroWarehouse's statement that the change was recommended by the Audit Committee of the Board of Directors and approved by the full Board of Directors.

Very truly yours,

       /s/ KPMG LLP